UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

2.	Name of fund:

Fort Pitt Capital Funds

3.	Securities and Exchange Commission File No.: 811-10495

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Fort Pitt Capital Funds 680 Anderson Drive, Foster Plaza Ten Pittsburgh, Pennsylvania 15220

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gregory A. Gross, Esq. Metz Lewis Brodman Must O'Keefe LLC 11 Stanwix Street, 18th Floor Pittsburgh, Pennsylvania 15222 (412) 918 1100

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Fort Pitt Capital Group, Inc.
680 Anderson Drive, Foster Plaza Ten
Pittsburgh, Pennsylvania 15220
(412) 921 1822

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202
(414) 287 3700

U.S. Bank, N.A.
1555 North RiverCenter Drive, Suite 302
Milwaukee, WI  53212

8.	Classification of fund (check only one):

☒ Management company;
☐ Unit Investment trust; or
☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Fort Pitt Capital Group, Inc. 680 Anderson Drive, Foster Plaza Ten Pittsburgh, Pennsylvania 15220

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC 615 East Michigan Street Milwaukee, Wisconsin, 53202

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

  If Yes, for each UIT state: Not Applicable

Name(s):
File No.:
Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

           If Yes, state the date on which the board vote took place:
June 3, 2011
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the shareholder vote took place:
July 14, 2011
If No, explain:

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

 ☒ Yes                    ☐ No

         (a) If Yes, list the date(s) on which the fund made those distributions:
       July 15, 2011

This was a tax free reorganization of the sole series of the Registrant (the “Acquired Fund”), a Delaware statutory trust, into the corresponding shell portfolio of Advisors Series Trust, a Delaware statutory trust (“Successor Trust”). The Registrant transferred all of the Acquired Fund’s assets and liabilities to the corresponding portfolio of the Successor Trust (“Acquiring Fund”).  In exchange for the assets and liabilities, the Successor Trust then issued and distributed shares of the Acquiring Fund pro rata to shareholders of the Acquired Fund.  The purpose of this transaction was to provide the shareholders of the Acquired Fund with lower annual operating expenses while providing substantially similar or increased shareholder services, as a result of the expected greater efficiencies of scale from being a series of the Successor Trust.

  (b) Were the distributions made on the basis of net assets?

☒ Yes                    ☐ No

  (c) Were the distributions made pro rata based on share ownership?

☒ Yes                    ☐ No

  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

  (e) Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

☐ Yes                    ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable

  Has the fund issued senior securities?

☐ Yes                    ☐ No

  If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

 ☒ Yes                    ☐ No

  If No,

  (a) How many shareholders does the fund have as of the date this form is filed?

  (b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

 ☐ Yes                    ☒ No

  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
               (See question 18 above)

 ☐ Yes                    ☒ No

  If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                    ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information about Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses; $170,000

(ii)	Accounting expenses; $0

(iii)	Other expenses (list and identify separately): $6,733
Proxy printing: $3,283
Proxy mailing and tabulation: $3,450
Proxy solicitation: $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $176,733

(b)	How were those expenses allocated?

         Fort Pitt Capital, Inc., the investment advisor for the Acquired Fund, has agreed to bear all of the Acquired Fund’s Reorganization expenses and, subject to certain exceptions, will also bear all expenses of Advisors Series Trust and the Acquiring Fund that are directly related to the Reorganization.  In no event will the Acquired Fund or its shareholders bear any Reorganization expenses.

(c)	Who paid those expenses?

          See Response to Item 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

          Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                    ☒ No

  If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                    ☒ No

  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

 ☐ Yes                    ☒ No

  If Yes, describe the nature and extent of those activities:

VI:	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Advisors Series Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-07959

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number: 811-10495 Form Type: DEF 14A Date Filed: June 16, 2011

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Fort Pitt Capital Funds, (ii) he is the President of Fort Pitt Capital Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

August 11, 2011
/s/ Robert J. Dickson
Robert J. Dickson
President